Gulf Resources, Inc.
99 Wengchang Road, Chenming Industrial Park,
Shouguang City, Shandong, China 262714

December 30, 2011

Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Gulf Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 16, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 16, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 16, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 14, 2011
Response dated November 17, 2011
File No. 1-34499

Dear Mr. O’Brien:

Gulf Resources, Inc. (“we” or the “Company”) is submitting this correspondence via Edgar in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on December 1, 2011 (the “Comment Letter”).  In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter.

Form 10-K for Fiscal Year Ended December 31, 2010

Prior Comment 2

1.
Please tell us why the Land Use Right certificate that you have provided indicates an expiration date of 2056, yet your disclosure on page 20 indicates a Land Use Right expiration of 2054 for Factory Number 1.

Response to Comment 1:

There are two separate areas at each of the Company’s factories, one is the bromine production area, and other one is the mining area. The Land Use Right Certificate with an expiration date of 2056 relates to the production factory only. The lease we disclosed on page 20 with an expiration of 2054 is for the land the Company leases for the mining area only, for which we do not have a land use right certificate. In future filings we will clarify the distinction between the expiration of the land use rights relating to the production facilities and the lease relating to the mining area.

2.
As an exhibit to your filing please provide your land lease agreements for your Factories Number 2 thru 9 pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K. Please file the original and a translated copy.

Response to Comment 2:

We have attached as Exhibit A to this letter the translations of the land lease agreements for Factories Number 2 through 9. We intend to file the original and the translations as Exhibits to the amendment to our 2010 Form 10-K.

Prior Comment 17

3.
Please amend your 2010 Form 10-K to include the audited Schedule I – Condensed Financial Information of Registrant (i.e., parent only financial statements), including the required footnotes. Please refer to Article 12-04 of Regulation S-X for the form and content of the financial information to be provided. If you include these financial statements and the required footnotes in your financial statements, please ensure they are included within an audited footnote. Otherwise, provide such audited financial statements in Schedule 1 and request that your auditors revise their audit report to indicate that they audited the parent company financial statements included in the Schedule.

Response to Comment 3:

The Company intends to file it the Schedule 1 – Condensed financial Information of Registrant to the financial statements as part of the amendment to our 2010 Form 10-K. With respect to the Company’s former auditors, BDO Limited (“BDO”), the Company has been informed by BDO that it has made a decision to no longer audit PRC-based, US listed companies.  Therefore, BDO will not be able to provide a revised audit report to indicate that they audited the parent company financial statements included in the Schedule.

We are proposing that the Company’s current auditor, Morison Cogen LLP (“Morison”), audit only the parent company financial statements to be in included in the Schedule 1 and filed as an amendment to our 2010 Form 10-K.  This request is made based on the PCAOB Staff Questions and Answers “Adjustments to Prior-Period Financial Statemenst Audited by a Predecessor Auditor, dated June 9, 2006 (the “Staff Q&A”).  We believe that Question and Answer 4, “What factors are relevant to a successor auditor’s determination as to whether he or she is able to audit only the adjustments to prior-period financial statements or whether a reaudit of those financial statements Is necessary” provides support for this position.

In the Answer to Question 4, the successor auditor should consider:

•
The extent of the adjustments. The less extensive and pervasive the adjustments to prior-period financial statements are, the more likely it is that a successor auditor can form an opinion that the adjustments are appropriate and have been properly applied without performing a reaudit of those financial statements. More extensive and pervasive adjustments make it more likely that a reaudit is necessary.  In the Company’s case, they are only adding, as Schedule 1 to the financial statements, new parent company financial statements.

•
The reason for the adjustments. A successor auditor is ordinarily more likely to be able to form an opinion that adjustments to prior period financial statements are appropriate and have been properly applied when those adjustments are due to the retrospective application of an accounting principle rather than when the adjustments are necessary to correct an error. In the Company’s case, they are retroactively applying Section 5-04 of Regulation S-X.

•
Cooperation of predecessor auditor. A successor auditor is more likely to be able to form an opinion that adjustments to prior-period financial statements are appropriate and have been properly applied if he or she has the cooperation of the predecessor auditor. For example, a successor auditor may determine that he or she is able to audit adjustments to prior-period financial statements if he or she has access to the audit documentation relating to the prior periods and if the predecessor auditor is responsive to questions relating to those periods..  In the Company’s case, BDO has informed Morison that it will not provide Morison with copies or access to its working papers relating to the Company’s financial statements.  However, given the nature of the correction to the Company’s financial statements, we do not believe that this factor would be definitive.

Based on the above analysis, we believe that it would be appropriate for Morison to provide an audit report on only the Schedule 1 parent company financial statements.

4.
We note that you have included $54.3 million as amounts due from subsidiaries as of December 31, 2010, and $52.8 million as of December 31, 2009. Based on the line item description included in the condensed statements of cash flows, it appears these amounts categorized as a current receivable in the condensed balance sheets is the parent company’s share of earnings in unconsolidated subsidiaries. It is unclear why you have included this amount as a current asset in light of your statements within Note 14 to your third quarter of fiscal year 2011 Form 10-Q that accumulated undistributed PRC earnings will be permanently reinvested. Please revise this presentation or explain to us why the presentation as a current asset is in accordance with US GAAP. Also, please refer to ASC 323-10-35 for additional guidance on applying the equity method of accounting.

Response to Comment 4:

We acknowledged Staff’s comment and have revised the presentation of condensed parent company condensed balance sheets as demonstrated below:

Condensed Balance Sheets

	As of December 31,
	2010	2009
Current Assets
Other receivables	$-	$2,192,920
Total Current Assets	-	2,192,920
Interests in subsidiaries	194,308,975	133,434,196
Total Assets	$194,308,975	$135,627,116

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable and accrued expenses	$507,917	$306,117
Amounts due to group companies	1,115,864	938,029
Total Liabilities	$1,623,781	$1,244,146

Stockholders’ Equity
PREFERRED STOCK ; $0.001 par value; 1,000,000 shares authorized none outstanding	$-	$-
COMMON STOCK; $0.0005 par value; 100,000,000 shares authorized; 34,735,912 and 34,541,066 shares issued and outstanding as of December 31, 2010 and 2009, respectively	17,368	17,271
Additional paid-in capital	66,626,584	64,718,026
Retained earnings unappropriated	106,500,085	59,808,289
Retained earnings appropriated	10,271,293	5,679,769
Cumulative translation adjustment	9,269,864	4,159,615
Total Stockholders’ Equity	192,685,194	134,382,970
Total Liabilities and Stockholders’ Equity	$194,308,975	$135,627,116

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies, page 6

(e) Property, Plant and Equipment, page 6

5.	As previously requested in comment 38 in our letter dated July 15, 2011, please disclose that you are using tonnes for purposes of the units of production method for amortizing mineral rights.

Response to Comment 5:

We acknowledged Staff’s comment and will disclose that we are using tonnes for the purpose of the units of production method for amortizing mineral rights. The disclosure that we would have included in our Form-10Q for the period ended September 30, 2011 in response to this comment is as follows:

“Note 1 – Basis of Presentation and Summary of Significant Accounting Policies

(e)                Property, Plant and Equipment (2nd paragraph)

Mineral rights are recorded at cost less accumulated depreciation and any impairment losses. Mineral rights are amortized ratably over the term of the lease, or the equivalent term under the units (in tonnes) of production method, whichever is shorter.”

(l) Impairment or Disposal of Long-lived Assets, page 8

6.
Please revise your disclosure of your impairment charges related to long-lived assets (i.e., fair value measurements of assets on a nonrecurring basis) to provide the disclosures required by ASC 820-10-50-5 by each major asset category for each period presented. Please refer to ASC 820-10-55-64 for an illustrative example of the disclosures to be provided.

Response to Comment 6:

We confirm that the Company’s future filings will revise the disclosure of our impairment charges related to long-lived assets as required by ASC 820-10-50-5. The disclosure that we would have included in our Form-10Q for the period ended September 30, 2011 in response to this comment is as follows:

“Note 1 – Basis of Presentation and Summary of Significant Accounting Policies

(e)                Impairment or Disposal of Long-lived Assets (last paragraph)

In accordance with the provisions of the FASB ASC 360-10 “Impairment or Disposal of Long-lived Assets” subsections, (i) owned long-lived assets held and used with a carrying amount of $9,421,857 were written down to their fair value of $7,616,259, resulting in an impairment charge of $1,805,598, which was included in earnings for the nine-month period ended September 30, 2011; and (ii) long-lived assets held and used under capital lease with a carrying amount of $3,051,054 were written down to their fair value of $2,368,008, resulting in an impairment charge of $683,046, which was included in earnings for the nine-month period ended September 30, 2011. The following table sets forth the fair value and related impairment charges for the nine-month period ended September 30, 2011:

		Fair Value Measurements Using
Description	Nine-Month Period Ended September 30, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)
Owned long-lived assets (plant and machinery) held and used	$7,616,259	$-	$7,616,259	$-	$(1,805,598)
Long-lived assets (plant and machinery) held under capital lease and used	2,368,008	-	2,368,008	-	$(683,046)
					$(2,488,644)

For the three-month period ended September 30, 2011, the Company determined that no impairment was required after going through the impairment testing to the operating long-lived assets. The Company determined that there was no impairment indication to the long-lived assets as of December 31, 2010.

Note 5 – Property, Plant and Equipment, Net, page 12

7.
In response number 7 of your November 17, 2011 letter, you state that your brine water wells, aqueducts and crude salt pans require regular improvement and upgrading. This is consistent with the disclosure on page 19 of your Form 10-K which states that “bromine is a highly corrosive liquid, the equipment undergoes inspection and maintenance each year, especially the subaqueous pumps which need to be regularly inspected and maintained or replaced.” The disclosure on page 20 of your 2009 Form 10-K states that “equipment maintenance will cost approximately $1.0 million each year” and the disclosure on page 20 of your 2010 Form 10-K states that “equipment maintenance will cost approximately $6.0 million each year.” However the disclosure in Note 5 states that “For the nine-month periods ended September 30, 2011 and 2010, repair and maintenance expense were $102,076 and $123,438, respectively.” Consequently, your existing disclosures do not enable investors to clearly distinguish between (1) the maintenance and replacement costs that are necessary to maintain the functionality of your existing plant and machinery, and (2) the costs incurred to materially change the functionality of your plant and equipment. For example, your disclosure on page 25 states that costs were incurred in 2011 to increase the depth of certain brine water wells. This appears to be an example of a cost that materially changed (improved) the functionality of your existing wells. However, the discrete and incremental cost of increasing your well depth cannot be discerned from the disclosure in Note 2 which states that $12.3 million of reconstruction and renovation work was spent on your crude salt fields and that $20 million was spent on “extraction wells and transmission channels and ducts in Factory No. 1 to 9.” Given that your production capacity has increased 16% from 35,700 tons in 2008 to 41,547 tons in 2011, there is a concern that investors may not fully understand the extent to which the 214% ($80.6 million) increase in your gross plant and machinery balance since December 31, 2008 is attributable to costs incurred primarily to maintain the functionality of your existing plant and machinery. This information is integral to an investors’ assessment of your future annual maintenance requirements. Please tell us the amounts spent in 2009, 2010 and in 2011 on maintenance and replacement costs that were incurred to maintain the functionality of your plant and machinery. Presumably such costs include the $7,097,000 spent in June 2010 for the “maintenance and reconstruction for brine wells & channels” as well as some portion of the $32 million “enhancement” costs incurred in 2011. In your response, please fully describe the specific nature of the costs incurred and identify the specific factory where the funds were spent. Further, please provide a reconciliation between the $37,619,002 plant and machinery balance at December 31, 2008 and the $118,228,887 balance at September 30, 2011. This reconciliation should show the major categories of activity in this account including: (1) acquisitions of new plant and equipment; (2) maintenance costs; (3) plant and equipment dispositions and retirements; and (4) impairments. Given your representations, we would expect that equipment replacement dispositions would be material.

Response to Comment 7:

In response to Staff’s comment, we are providing the following information:

Plant and Machinery – Maintenance (Costs incurred to maintain the functionality of our existing plant and machinery, expensed off)

Total Maintenance cost in year 2009		$27,317
Total Maintenance cost in year 2010	Total Maintenance cost in year 2010	$6,611
	Inspection cost for Factory No.4 in Feb 2010 (amortized on 12 months basis)	$147,870
	Repairing cost for Factory No.9 in August 2010. (amortized on 12 months basis)	$147,870
	Total	$302,351
Maintenance cost for first three quarters in 2011		$6,486

Plant and Machinery – Upgrade (Costs incurred to materially change the functionality of our existing plant and machinery, capitalized)

Factories	Items	cost occurred for new development in 2009	cost occurred for new development and upgrade in 2010	cost occurred for new development and upgrade in 2011 Q1 to Q3
Factory No.1	Bromine well	$575,064	$734,867	$3,181,935
	Aqua duct	$403,425	$466,344	$1,712,414
	Crude salt field			$153,531

Factory No.2	Bromine well	$359,415	$348,252	$1,264,056
	Aqua duct	$242,055	$233,172	$811,144
	Crude salt field

Factory No.3	Bromine well	$503,181	$348,252	$950,222
	Aqua duct	$363,083	$257,929	$604,043

Factory No.4	Bromine well	$431,298	$435,315	$1,107,139
	Aqua duct	$363,083	$316,222	$581,032

Factory No.5	Bromine well	$431,298	$722,079	$2,658,877
	Aqua duct	$363,083	$491,101	$1,551,336

Factory No.6	Bromine well	$575,064	$522,378	$1,185,598
	Aqua duct	$363,083	$374,515	$738,275
	Crude salt field			$1,990,218

Factory No.7	Bromine well	$431,298
	Aqua duct	$242,055
	Crude salt field			$5,686,336

Factory No.8	Bromine well		$560,741	$1,133,292
	Aqua duct		$349,758	$976,057
	Crude salt field			$2,843,168

Factory No.9	Bromine well		$586,315	$880,481
	Aqua duct (large)		$349,758	$751,698
	Aqua duct (small)
	Crude salt field			$1,705,901

Factory No.1-branch No. 2	Bromine well
	Aqua duct
	Upgrades in Plant and machinery			$3,090,400

Sub-total for factories of Haoyuan		$5,646,485	$7,096,998	$35,557,153

Shouguang Yuxin Chemical Industry Co. Ltd	Transmission pipeline renovation	$440,100
	Conversion of production of wastewater treatment chemical additives to production of pharmaceutical and agricultural chemical intermediates			$153,426

Total		$6,086,585	$7,096,998	$35,710,579

Reconciliation between the $37,619,002 plant and machinery balance at December 31, 2008 and the $118,228,887 balance at September 30, 2011

		Maintenance			Others
	New	costs			(exchange
	purchase	(upgrade)	Disposal	Impairment	adjustment)	Total
Balance at December 31, 2008	$-	$-	$-	$-	$-	$37,619,002
Acquisition of Factory No. 7 and No.8
in 2009	18,656,395	-	-	-	-	18,656,395
Other acquisition of new machinery
in 2009	2,440,536	-	-	-	-	2,440,536
Upgrade and new development of
bromine wells, pipelines and
aqueducts in 2009	-	6,086,585	-	-	-	6,086,585
Disposals in 2009	-	-	(1,054,021)	-	-	(1,054,021)
Exchange adjustment in 2009	-	-	-	-	(478,069)	(478,069)
Balance at December 31, 2009	$21,096,931	$6,086,585	$(1,054,021)	$-	$(478,069)	$63,270,428
Acquisition of Factory No. 9 and
construction of wastewater treatment
chemical production line in 2010	15,356,196	-	-	-	-	15,356,196
Other acquisition of new machinery
in 2010	514,155	-	-	-	-	514,155
Upgrade of bromine wells, pipelines
and aqueducts in 2010	-	7,096,998	-	-	-	7,096,998
Disposals in 2010	-	-	(2,573,870)	-	-	(2,573,870)
Exchange adjustment in 2010	-	-	-	-	2,280,553	2,280,553
Balance at December 31, 2010	$15,870,351	$7,096,998	$(2,573,870)	$-	$2,280,553	$85,944,460
Acquisition of new machinery in 2011
Q1-Q3	164,126	-	-	-	-	164,126
Upgrade of machinery in Factory No.
1 - Branch No.2 in 2011 Q1-Q3	-	3,090,400	-	-	-	3,090,400
Conversion of wastewater treatment
chemical additives production line to
pharmaceutical and agricultural
chemical intermediates production
line in 2011Q2	-	153,426	-	-	-	153,426
Improvement and upgrade of
bromine wells, pipelines and
aqueducts in 2011 Q1-Q3	-	32,466,753	-	-	-	32,466,753
Disposals due to improvement and
upgrade of bromine wells, pipelines
and aqueducts in 2011 Q1-Q3	-	-	(2,840,959)	-	-	(2,840,959)
Other disposals in 2011 Q1-Q3	-	-	(2,840,826)	-	-	(2,840,826)
Impairment made for Yuxin's
production line in 2011 Q1-Q3	-	-	-	(1,838,784)	-	(1,838,784)
Exchange adjustment in 2011 Q1-Q3	-	-	-	-	3,930,291	3,930,291
Balance at September 30, 2011	$164,126	$35,710,579	$(5,681,785)	$(1,838,784)	$3,930,291	$118,228,887

8.
In response number 7 of your November 17, 2011 letter, you reference regular improvement and upgrading of brine wells, aqueducts, etc. Please clarify for us how often these improvements are regularly required i.e. annually, bi-annually, etc.

Response to Comment 8:

Our workers carried out regular repair and maintenance every month in each factory, and any related costs and replacement materials used are charged to profit and loss. The improvement and upgrading of brine wells, aqueducts, etc. are carried out every 5-8 years, depending on the need to do so, that is, when regular repair and maintenance work identifies the replacement/improvement needs.

9.
Please provide us with a specific description of the $32,466,753 of second quarter plant and equipment enhancements. Tell us how much was incurred to significantly increase the depth of your brine wells. For the remaining portion, tell us why the enhancements were required and tell us the gross carrying value of plant and equipment assets that were replaced and/or impaired as a result of the enhancements. Tell us why these enhancements were not anticipated and disclosed when you filed your form 10-K.

Response to Comment 9:

We are providing the following disclosure in response to Staff’s comment:

Total amount for upgrade and improvement	Items	Improvement breakdown	Loss due to improvement and upgrades
$32,466,753	Bromine well	$12,361,600
	Aqua duct	$7,726,000	$1,214,318
	Crude salt field	$12,379,153	$1,626,641
	Total	$32,466,753	$2,840,959

The reason we did not disclose this information in the 2010 10-K filing was because the board of directors had not approved the improvement and upgrades on plant and machinery yet by the time we filed the 2010 10-K, and this information will be disclosed in the  2011 10-K.

10.
Please tell us the specific facts and circumstances that caused you to conclude that the useful lives of the protective shells, transmission channels and ducts referenced in Note 1(e) is now 5 years rather than a shorter life.

Response to Comment 10:

The revised 5 years’ useful life of the protection shells, transmission channels and ducts referred to in Note 1(e) are determined based on the past history of the rate of wear and tear that the Company experienced and the objective guidelines recommended by the Shandong Province Salt and Salt Chemical Products Quality Control Inspection Station, a division of the Shouguang Bromide Professional Association, on July 21, 2011 and August 1,2011 respectively.

11.
Please reconcile between the $48,657,131 September 30, 2011 capital expenditure number in Note 15 and the corresponding capital expenditure amounts on the Statements of Cash Flows. We note the disclosure on page 24 that foreign exchange rate changes have not materially impacted your financial statements.

Response to Comment 11:

The table below reconciles between the capital expenditure of $48,657,131 for the nine-month period ended September 30, 2011 and the corresponding capital expenditure amounts on the Statement of Cash Flows:

				Reflected in Statements of Cash Flows
						Inception of
						capital lease
						obligation for	Write-off as
		Purchase of	Retention	Net purchase		acquisition of	exploration
	Capital	property,	payable	of property,	Increase in	property,	cost (included
	expenditure	plant and	excluded in	plant and	construction	plant and	in statement
	in Note 15	equipment	cashflow	equipment	in progress	equipment	of income)
Capital improvement in reconstrucion and
renovation work for Factory No. 1	$3,050,400	$3,050,400	$-	$3,050,400	$-	$-	$-
Property, plant and equipment acquired under
capital lease	3,127,913	-	-	-	-	3,127,913	-
Reconstruction and renovation works for crude
salt fields in Factory No. 1, 5 to 9	12,379,153	12,379,153	(618,957)	11,760,196	-	-	-
Reconstruction and renovation works for extraction wells and transmission channels and
ducts in Factory No. 1 to 9	20,087,600	20,087,600	(1,004,380)	19,083,220	-	-	-
Construction and renovation costs for new Factory	5,230,232	-	-	-	5,230,232	-	-
No. 4 and Yuxin production line under CIP
the drilling of exploratory wells and associated facilities	4,164,706	-	-	-	-	-	4,164,706
Acquisition of other property, plant and equipment	617,127	617,127	(53,168)	563,959	-	-	-
	$48,657,131	$36,134,280	$(1,676,505)	$34,457,775	$5,230,232	$3,127,913	$4,164,706

12.
Please explain to us how you determined that the outdated fixed asset register referenced on page 38 did not cause a failure to recognize fixed asset impairments in prior periods. In your response, disclose the extent to which you performed a physical inventory of your fixed assets and then tell us the dollar amount of fixed assets you found to be missing or impaired.

Response to Comment 12:

As all our fixed assets are centrally located in Shouguang, Shandong Province, PRC, we regularly conduct a physical count of fixed assets every half year to ensure the existence of fixed assets and to determine impairment in the PRC. Historically, except for the already reported impairment in our books, no further losses were identified.

The so called "outdated fixed asset register" is actually referring to the variance of fair value of fixed assets acquired for Factory no. 7, 8 and 9 under US GAAP.  We have maintained a full detailed fixed assets register in our local books under PRC GAAP.  For each quarter and yearly US GAAP reporting, we reconciled the local books' values to US GAAP fair value figures in order to comply with the SEC requirements.  In order to enhance our control of fixed asset register under US GAAP, we decided to keep both registers under PRC GAAP and US GAAP at the same time in the 3rd quarter of 2011. As such, we don't foresee such "outdated fixed asset register" will cause any failure to recognize fixed asset impairment in prior periods.

Note 14 – Income Taxes, page 16

13.	Please fully explain to us the differences in your tax and financial statement accounting that generated the impairment and exploration costs deferred tax assets.

Response to Comment 13:

Both the impairment for property, plant and equipment of $2,488,644 and exploration costs of $4,914,396 for the nine-month period ended September 30, 2011 were not recognized under PRC tax authority, and it will be deferred until the actual loss is incurred and deducted for PRC tax purposes. The Company considered that both amounts are deductible temporary differences that are probable for deduction from future profits. Hence deferred tax assets are set up at the applicable PRC tax rate of 25%.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Results of Operations, page 24

14.
It appears that the specific market factors referenced in the comment/response number 8 of your November 17, 2011 letter remain largely unaddressed in your September 30, 2011 Form 10-Q. Please address these factors in your future filings and also disclose whether there are any restrictions on your ability to set prices for your products.

Response to Comment 14:

We acknowledged staff’s comments, and will address these factors in our future periodic filings. and disclose that there are no restrictions on the prices for our products, and that they all depend on market prices.

15.
In future filings, please quantify the exchange rate variances causing material changes in your comprehensive income. In this regard we note that foreign currency translation comprised 42% of third quarter comprehensive income. We also understand that the USD/RMB exchange rate at September 30, 2011 changed by approximately 5% from September 30, 2010 and if so, there would also be a corresponding impact on your reported sales variances.

Response to Comment 15:

We acknowledge Staff’s comment and will quantify the exchange rate variances causing material changes in our comprehensive income in future filings.

16.
As previously requested in comment 22 in our letter dated July 15, 2011, please disclose your market share percentage for the bromine market in China for each period presented. Please provide investors with a comprehensive explanation for the positive or negative changes in your market share. Please provide us with the disclosure you would have included in the third quarter of fiscal year 2011 Form 10-Q in response to this comment. Please also refer to your response letter dated September 13, 2011, in which you agreed to provide the requested disclosure beginning with this third quarter Form 10-Q.

Response to Comment 16:

When the Company filed its 10-Q for the third quarter of 2011, there was no authorized report or figures which could be used to disclose our market share percentage for the bromine market in China. The estimated figures from the Company may not be accurate as well.  Normally in China, quarterly report or figures regarding the bromine market in China are not published.

17.
As previously requested in comment 23 in our letter dated July 15, 2011, please disclose the production cost per ton of bromine and productions cost per ton of crude salt by major type of cost (i.e., raw material, depreciation and amortization and electricity consumed). Please also provide an analysis of material differences in cost between the periods presented. Please refer to your agreement to provide these disclosures in your letter dated September 13, 2011 – comments 19 and 23. Please also refer to comment 5 in our letter dated October 5, 2011. Please provide us with the disclosures you would have included in the third quarter of fiscal year 2011 Form 10-Q in response to this comment.

Response to Comment 17:

The Company’s future filings will include a discussion in the MD&A to disclose the production cost per ton of bromine and production cost per ton of crude salt by major type of cost with an analysis of material differences in cost between the periods presented. The disclosure we would have included in our third quarter of fiscal year 2011 Form 10-Q in response to this comment is as follows:

“Comparison of the Three-Month Periods Ended September 30, 2011 and 2010

Cost of Net Revenue
Bromine segment
The table below represents the major production cost component per ton for respective periods:

	Three-Month Period Ended September 30, 2011		Three-Month Period Ended September 30, 2010		% Change
		% of total		% of total
Raw materials	$1,299	60%	$935	67%	39%
Depreciation and amortization	434	20%	187	13%	132%
Electricity	162	7%	141	10%	15%
Others	279	13%	130	10%	115%
Production cost of bromine per ton	$2,174	100%	$1,393	100%	56%

Our production cost of bromine per ton was $2,174 for three-month period ended September 30, 2011, an increase of 56% (or $781) as compared to the same period in 2010, which attributable mainly to the components of raw material and depreciation and amortization of manufacturing plant and machinery. The cost of raw material consumed per ton increased by 39% as compared to last comparison period mainly due to increase in the purchase price of raw materials. The significant percentage increase in depreciation and amortization per ton by 132% was due to the enhancement projects period in late June 2011 to our crude salt fields, extraction wells and transmission channels and ducts, together with the change in the estimated useful life of certain protective shell and transmission channels and ducts from 8 years to 5 years, which accelerated the depreciation and amortization of the plant and machinery.

Crude salt segment
The table below represents the major production cost component per ton for respective periods:

	Three-Month Period Ended September 30, 2011		Three-Month Period Ended September 30, 2010		% Change
		% of total		% of total
Depreciation and amortization	$9.8	59%	$3.5	31%	177%
Resource taxes	1.8	11%	3.0	27%	(40%)
Electricity	1.0	6%	2.7	24%	(63%)
Others	4.0	24%	2.0	18%	100%
Production cost of crude salt per ton	$16.6	100%	$11.2	100%	48%

Our production cost of crude salt per ton was $16.6 for three-month period ended September 30, 2011, an increase of 48% (or $5.4) as compared to the same period in 2010, which attributable mainly to the components of depreciation and amortization of manufacturing plant and machinery. The significant percentage increase in depreciation and amortization per ton by 177% was due to the enhancement projects period in late June 2011 to our crude salt fields, extraction wells and transmission channels and ducts, together with the change in the estimated useful life of certain protective shell and transmission channels and ducts from 8 years to 5 years, which accelerated the depreciation and amortization of the plant and machinery.

Comparison of the Nine-Month Periods Ended September 30, 2011 and 2010

Cost of Net Revenue
Bromine segment
The table below represents the major production cost component per ton for respective periods:

	Nine-Month Period Ended September 30, 2011		Nine-Month Period Ended September 30, 2010		% Change
		% of total		% of total
Raw materials	$1,333	64%	$928	67%	44%
Depreciation and amortization	362	17%	190	14%	91%
Electricity	155	7%	144	10%	8%
Others	222	12%	115	9%	93%
Production cost of bromine per ton	$2,072	100%	$1,377	100%	50%

Our production cost of bromine per ton was $2,072 for nine-month period ended September 30, 2011, an increase of 50% (or $695) as compared to the same period in 2010, which attributable mainly to the components of raw material and depreciation and amortization of manufacturing plant and machinery. The cost of raw material consumed per ton increased by 44% as compared to last comparison period mainly due to increase in the purchase price of raw materials. The significant percentage increase in depreciation and amortization per ton by 91% was due to the enhancement projects period in late June 2011 to our crude salt fields, extraction wells and transmission channels and ducts, together with the change in the estimated useful life of certain protective shell and transmission channels and ducts from 8 years to 5 years, which accelerated the depreciation and amortization of the plant and machinery.

Crude salt segment
The table below represents the major production cost component per ton for respective periods:

	Nine-Month Period Ended September 30, 2011		Nine-Month Period Ended September 30, 2010		% Change
		% of total		% of total
Depreciation and amortization	$5.8	48%	$3.1	30%	87%
Resource taxes	2.7	22%	2.9	28%	(7%)
Electricity	1.4	12%	2.4	23%	(42%)
Others	2.2	18%	1.8	17%	22%
Production cost of crude salt per ton	$12.1	100%	$10.2	100%	19%

Our production cost of crude salt per ton was $12.1 for nine-month period ended September 30, 2011, an increase of 19% (or $1.9) as compared to the same period in 2010, which attributable mainly to the components of depreciation and amortization of manufacturing plant and machinery. The significant percentage increase in depreciation and amortization per ton by 87% was due to the enhancement projects period in late June 2011 to our crude salt fields, extraction wells and transmission channels and ducts, together with the change in the estimated useful life of certain protective shell and transmission channels and ducts from 8 years to 5 years, which accelerated the depreciation and amortization of the plant and machinery.”

18.
We note that your effective tax rate has increased for fiscal year 2011, primarily due to US federal net operating loss. Please provide investors with an explanation as to why US federal net operating loss is materially impacting your effective tax rate for fiscal year 2011. Please ensure that your discussion and analysis includes an explanation as to whether you anticipate this will be a recurring item and to what degree. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response to Comment 18:

The Company’s future filings will include a discussion in the MD&A to explain the reason for increase in the effective tax rate. The disclosure we would have included in our third quarter of fiscal year 2011 Form 10-Q in response to this comment is as follows:

“Effective tax rate
Our effective tax rate for the three-month and nine-month periods ended September 30, 2011 were 36% and 29%, respectively, represented increase of 10% and 3% points as compared to the same periods in 2010. The significant increase in the effective tax rate was due to the US federal net operating loss incurred by Gulf during 2011 in respect of the non-cash expenses of $4,298,000 for the three-month and nine-month periods ended September 30, 2011 related to the recognition of non-vested options granted to employees which were cancelled in late September 2011. We considered that such non-cash expense is a one-off item and did not anticipate this will be a recurring item in the future.”

Liquidity and Capital Resources, page 36

19.
As previously requested, please provide investors with a comprehensive discussion and analysis of the collectibility of your accounts receivable. In this regard, we noted in comment 31 in our letter dated July 15, 2011, that your accounts receivable balance as of December 31, 2010, had increased by 44%; however, quarterly revenue for the corresponding quarter only increased 26% for the comparative quarter. Further, we noted that aggregate accounts payable and accrued expenses had only increased 10%. In comment 10 in our letter dated October 5, 2011, we had requested further enhancements to the draft disclosure you included in your response letter dated September 13, 2011. As of September 30, 2011, your accounts receivable balance remains at elevated levels without a corresponding increase in revenues. As such, it is unclear why no analysis of your accounts receivable balance as of September 30, 2011 has been provided to investors. Further, it remains unclear how the recent macro-economic tightening policy fully explains the increase in turnover days of accounts receivable in light of the fact that your payables did not trend similarly. Please provide us with the discussion and analysis of the collectibility of your accounts receivable that should have been included in your third quarter of fiscal year 2011 Form 10-Q.

Response to Comment 19:

In the second and third quarters of 2011, the Company had accounts receivable RMB236,393,973.78 and RMB156,587,999.5 respectively.  There was a decrease of 33.76% in accounts receivable in the third quarter of 2011 as compared with the second quarter of 2011. The following table shows accounts receivable aging accounts in detail. The Company sales revenues decreased 27.28% during the same period.

	2011 Q2 (RMB)				2011 Q3 (RMB)
	1-30 days	31days--60days	61days-90days	total	1-30 days	31days--60days	total
Accounts receivable	98,286,178	131,407,009	6,700,787	236,393,974	125,148,315	31,439,685	156,588,000
	41.58%	55.59%	2.83%		79.92%	20.08%

The following are the primary reasons for the changes:

1,	Due to the economic environment in China now with a deflation policy in effect, there are many companies which have reduced their purchasing of material, which reduced the Company’s sales revenue.
2,
The Company placed a greater effort on accounts receivable collection in the third quarter of 2011, so accounts receivable balance decreased 33.76% while revenue decreased 27.28% of 2011Q3 as compared with the second quarter of 2011.

3,
Due to the deflation policy, there was an increase in turnover days of accounts receivable from customers, but the Company still paid suppliers on time in order to obtain better purchasing prices because it had sufficient cash on hand.

20.
As previously requested, please provide investors with a comprehensive discussion and analysis for the realizability of your inventories. In this regard, we note that your inventory balance continued to increase above the level at December 31, 2010, by 17.6%. As noted from comment 32 in our letter dated July 15, 2011, and comment 11 in our letter dated October 5, 2011, the increase in your inventory levels as of December 31, 2010 far exceeded the increase in revenues, especially in light of the continued decline in sales volumes. As such, it is unclear why you did not provide any analysis for the realizability of inventories in your third quarter of fiscal year 2011 Form 10-Q. Please provide us with the discussion and analysis of the realizability of your inventories that should have been included in your third quarter of fiscal year 2011 Form 10-Q.

Response to Comment 20:

The Company has two categories of inventory, raw materials and finished goods:

Raw material decreased 2.75% in the third quarter of 2011 as compared to the second quarter of 2011. All of the raw materials are basic chemical industry materials, and few have a possibility of losses over time, or fluctuations in their prices  The Company’s raw material inventory was in a reasonable range during 2011 Q3, so management concluded that the realizability of the Company’s raw material inventory is almost 100%.

Finished goods:

Bromine: there is no depletion of bromine, and management believes that the price in the next 6 months will not incur a big fluctuation.

Crude salt: the annual loss of crude salt is around 3%, but due to the stable crude salt price and high gross margin, management believes that the sales price will be higher than its cost, so there will be also no loss over the realizability of crude salt.

Chemical products: there is no loss of chemical products over time and they have a stable market price.

On the basis of the above analysis, management believes that the total reliazability of the Company’s finished goods inventory is also almost 100%.

Item 4. Controls and Procedures, page 38

21.
In response number 15 of your November 17, 2011 letter, you state that you updated your internal control system policies. Please fully explain to us how the updated policies impacted your internal control system.

Response to Comment 21:

The Company updated the following internal control system policies

1,	updated the Company organization chart
2,	do periodically assessment on possible risk factors
3,	perfecting the Company’s tip-off policy & notification of company’s gifting policy to customers & suppliers
4,	perfecting the Company’s monthly closing account policy
5,	update other related company policies, such as internal auditing policy

Through the improved internal controls, the Company enhanced the independence of the Company’s internal auditing department, improved the Company’s risk acknowledgement and control.  By notifying the Company’s gifting policy to customers and suppliers, we facilitated the avoidance of fraud. The updated internal auditing policy enhanced its independence through the reporting process.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this response letter would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact Mr Eric Doering, Esq. our U.S. legal counsel at (212) 407-4214.

Sincerely,

Gulf Resources, Inc.

By : /s/ Xiaobin Liu
Name: Xiaobin Liu
Title:   Chief Executive Officer

c.c.	Mitchell S. Nussbaum, Esq. Eric Doering, Esq.

Exhibit A

Land Lease Agreement

Party A:  State-Operated Shouguang Qingshuibo Farm

Party B:  Shouguang City Haoyuan Chemical Co., Ltd.

In order to better respond to the policy on strengthening investment solicitation as approved by the upper-level State land resources authority and municipal government, and on the basis of the brine deposit at the 0 to 120-meter layer of the area as prospected by the Bureau of Mineral Resources and the principle of reasonable development and utilization and in accordance with the Contract Law of the People’s Republic of China and relevant provisions, the Parties hereto have, after friendly consultation, reached consensus on the following terms and conditions in connection with Party B’s lease of Party A’s land, pursuant to the principles of mutual benefit and development:

1.	Geographic location: west and south of the Qingshuibo Salt Field, adjoining the Guojingzi Village

2.	Size: 4.73 square kilometers (see Plot of the Land)

3.	Lease term: 549 months (commencing from April 1, 2007 and ending on December 31, 2052)

4.	Lease price: RMB 4,730,000 in total

5.	Payment method: at a lump sum from the date of signing of the Contract

6.	Purpose of the lease: extracting underground brine, constructing above-ground ditches, and producing bromine, crude salt and alkali from extracted brine

7.
In the case of any requisition of the land under government policies during the lease term, Party A must give a prior notice to Party B and obtain consent from Party B, in which case all the compensations for the land, buildings affixed thereto and the brine wells shall be made to Party B, and Party A’s villagers may, before any constructions or use of water pipelines by Party B, plant crops pursuant to Party A’s uniform arrangement and approval, provided that the same shall not affect Party B’s use.

8.	Rights and Obligations

(i)	Party A’s Rights and Obligations

(a)	(Party A) has the rights to require Party B to pay the lease on time.

(b)	(Party A) has the rights to require and supervise Party B to conduct constructions and mining in a correct way.

(c)
Party A is obligated to eliminate, and liable and compensate losses for, any interference by Party A’s villagers with Party B’s normal construction and mining or damages to the buildings or ditches during the lease term.

(ii)	Party B’s Rights and Obligations

(a)	(Party B) is free from any interfere by Party A with respect to the construction of brine ditches, buildings and brine wells and extraction of brine within the scope of the leased land.

(b)	(Party B) is responsible for the payment of taxes for the leased land.

9.	During the lease, all facilities and fixtures attached to the land shall be disposed of by Party B at its own discretion, with which Party A shall not interfere in any way.

10.
Upon expiration of the lease, if Party A continues the lease, it must enter into a renewal contract with Party B in advance; if Party B does not extend the lease, Party A may lease the land to another party.

11.	Upon execution and effectiveness of this Contract, any other contracts that are in conflict with this Contract shall be void, and this Contract shall prevail.

12.	Miscellaneous:

(i)	Any matters not addressed herein shall be formed into supplementary materials by both Parties through consultation, which materials shall have the same effect as this Contract.

(ii)	This Contract shall take effect from the date of signing hereof.

(iii)	This Contract is made in three copies, with each Party holding one and the upper-level authority holding the other, for their mutual compliance and performance.

Party A: /seal/ State-Operated Shouguang Qingshuibo Farm	Party A: /seal/ Shouguang City Haoyuan Chemical Co., Ltd.	Authority: /seal/ Youqu Land Administration Office, Wopu Township People’s Government, Shouguang City
Representative: /s/ (illegible)	Representative: /s/ Li Min	Representative: /s/ Li Bo
March 28, 2007

Land Lease Agreement

Party A:  Guojingzi Village, Wopu Township, Shouguang City

Party B:  Shouguang City Haoyuan Chemical Co., Ltd.

In order to better respond to the policy on strengthening investment solicitation as approved by the upper-level State land resources authority and municipal government, and on the basis of the brine deposit at the 0 to 120-meter layer of the area as prospected by the Bureau of Mineral Resources and the principle of reasonable development and utilization and in accordance with the Contract Law of the People’s Republic of China and relevant provisions, the Parties hereto have, after friendly consultation, reached consensus on the following terms and conditions in connection with Party B’s lease of Party A’s land, pursuant to the principles of mutual benefit and development:

1.	Geographic location: west and south of the Qingshuibo Salt Field, within the range of the protected arable land in the Guojingzi Village

2.	Size: 2.74 square kilometers (see Plot of the Land)

3.	Lease term: 549 months (commencing from April 1, 2007 and ending on December 31, 2052)

4.	Lease price: RMB 2,740,000 in total

5.	Payment method: at a lump sum from the date of signing of the Contract

6.	Purpose of the lease: extracting underground brine, constructing above-ground ditches, and producing bromine, crude salt and alkali from extracted brine

7.
In the case of any requisition of the land under government policies during the lease term, Party A must give a prior notice to Party B and obtain consent from Party B, in which case all the compensations for the land, buildings affixed thereto and the brine wells shall be made to Party B, and Party A’s villagers may, before any constructions or use of water pipelines by Party B, plant crops pursuant to Party A’s uniform arrangement and approval, provided that the same shall not affect Party B’s use.

8.	Rights and Obligations

(i)	Party A’s Rights and Obligations

(a)	(Party A) has the rights to require Party B to pay the lease on time.

(b)	(Party A) has the rights to require and supervise Party B to conduct constructions and mining in a correct way.

(c)
Party A is obligated to eliminate, and liable and compensate losses for, any interference by Party A’s villagers with Party B’s normal construction and mining or damages to the buildings or ditches during the lease term.

(ii)	Party B’s Rights and Obligations

(a)	(Party B) is free from any interfere by Party A with respect to the construction of brine ditches, buildings and brine wells and extraction of brine within the scope of the leased land.

(b)	(Party B) is responsible for the payment of taxes for the leased land.

9.	During the lease, all facilities and fixtures attached to the land shall be disposed of by Party B at its own discretion, with which Party A shall not interfere in any way.

10.
Upon expiration of the lease, if Party A continues the lease, it must enter into a renewal contract with Party B in advance; if Party B does not extend the lease, Party A may lease the land to another party.

11.	Upon execution and effectiveness of this Contract, any other contracts that are in conflict with this Contract shall be void, and this Contract shall prevail.

12.	Miscellaneous:

(i)	Any matters not addressed herein shall be formed into supplementary materials by both Parties through consultation, which materials shall have the same effect as this Contract.

(ii)	This Contract shall take effect from the date of signing hereof.

(iii)	This Contract is made in three copies, with each Party holding one and the upper-level authority holding the other, for their mutual compliance and performance.

Party A: /seal/ Guojingzi Village, Wopu Township, Shouguang City	Party A: /seal/ Shouguang City Haoyuan Chemical Co., Ltd.	Authority: /seal/ Youqu Land Administration Office, Wopu Township People’s Government, Shouguang City
Representative: /s/ Cao Xinwen	Representative: /s/ Li Min	Representative: /s/ Li Bo
March 27, 2007

Land Lease Agreement

Party A:  Liuhu Town Government, Dongying City

Party B:  Shouguang City Haoyuan Chemical Co., Ltd.

In order to better strengthen the investment solicitation in the Liuhu Town, and on the basis of the brine deposit at the 0 to 120-meter layer of the area as prospected by the Bureau of Mineral Resources and the principle of reasonable development and utilization and in accordance with the Contract Law of the People’s Republic of China and relevant provisions, the Parties hereto have, after friendly consultation, reached consensus on the following terms and conditions in connection with Party B’s lease of Party A’s land, pursuant to the principles of mutual benefit and development:

1.	Geographic location: north of the Liuhu Town Salt Field of Dongying City, subject to the actual designated area

2.	Size: 9.38 square kilometers

3.	Lease term: 539 months (commencing from June 1, 2007 and ending on April 29, 2052)

4.	Lease price: RMB 5,000,000 in total

5.	Payment method: at a lump sum from the date of signing of the Contract

6.	Purpose of the lease: extracting underground brine, constructing above-ground ditches, and producing bromine, crude salt and alkali from extracted brine

7.
In the case of any requisition of the land under government policies during the lease term, Party A must give a prior notice to Party B and obtain consent from Party B, in which case all the compensations for the land, buildings affixed thereto and the brine wells shall be made to Party B, and Party A’s villagers may, before any constructions or use of water pipelines by Party B, plant crops pursuant to Party A’s uniform arrangement and approval, provided that the same shall not affect Party B’s use.

8.	Rights and Obligations

(i)	Party A’s Rights and Obligations

(a)	(Party A) has the rights to require Party B to pay the lease on time.

(b)	(Party A) has the rights to require and supervise Party B to conduct constructions and mining in a correct way.

(c)
Party A is obligated to eliminate, and liable and compensate losses for, any interference by Party A’s villagers with Party B’s normal construction and mining or damages to the buildings or ditches during the lease term.

(ii)	Party B’s Rights and Obligations

(a)	(Party B) is free from any interfere by Party A with respect to the construction of brine ditches, buildings and brine wells and extraction of brine within the scope of the leased land.

(b)	(Party B) is responsible for the payment of taxes for the leased land.

9.	During the lease, all facilities and fixtures attached to the land shall be disposed of by Party B at its own discretion, with which Party A shall not interfere in any way.

10.
Upon expiration of the lease, if Party A continues the lease, it must enter into a renewal contract with Party B in advance; if Party B does not extend the lease, Party A may lease the land to another party.

11.	Upon execution and effectiveness of this Contract, any other contracts that are in conflict with this Contract shall be void, and this Contract shall prevail.

12.	Miscellaneous:

(i)	Any matters not addressed herein shall be formed into supplementary materials by both Parties through consultation, which materials shall have the same effect as this Contract.

(ii)	This Contract shall take effect from the date of signing hereof.

(iii)	This Contract is made in three copies, with each Party holding one and the upper-level authority holding the other, for their mutual compliance and performance.

Party A: /seal/ Liuhu Town Government, Hekou District, Dongying City	Party A: /seal/ Shouguang City Haoyuan Chemical Co., Ltd.	Authority: /seal/ Hekou District Land Administration Bureau, Dongying City
Representative: /s/ (illegible)	Representative: /s/ Miao Naihui	Representative: /s/ Gao Jun
May 30, 2007

Land Lease Agreement

Party A:  State-Operated Shouguang Qingshuibo Farm

Party B:  Shouguang City Haoyuan Chemical Co., Ltd.

In order to strengthen the investment solicitation in the Yangkou Town, on the basis of the relevant documents of Shandong Province and the brine resources distribution in this area, and in accordance with the Contract Law of the People’s Republic of China and relevant provisions, the Parties hereto have, after friendly consultation, reached consensus on the following terms and conditions in connection with Party B’s lease of Party A’s land, pursuant to the principles of mutual benefit and development:

1.	Geographic location: within Houxin Village of Yangkou Town, Shouguang City, subject to the actual designated area

2.	Size: 9.35 square kilometers

3.	Lease term: 564 months (commencing from November 1, 2007 and ending on October 31, 2054)

4.	Lease price: RMB 6,545,000 in total

5.	Payment method: at a lump sum from the date of signing of the Contract

6.	Purpose of the lease: extracting underground brine, constructing above-ground ditches, and producing bromine, crude salt and alkali from extracted brine

7.
In the case of any requisition of the land under government policies during the lease term, Party A must give a prior notice to Party B and obtain consent from Party B, in which case all the compensations for the land, buildings affixed thereto and the brine wells shall be made to Party B, and Party A’s villagers may, before any constructions or use of water pipelines by Party B, plant crops pursuant to Party A’s uniform arrangement and approval, provided that the same shall not affect Party B’s use.

8.	Rights and Obligations

(i)	Party A’s Rights and Obligations

(a)	(Party A) has the rights to require Party B to pay the lease on time.

(b)	(Party A) has the rights to require and supervise Party B to conduct constructions and mining in a correct way.

(c)
Party A is obligated to eliminate, and liable and compensate losses for, any interference by Party A’s villagers with Party B’s normal construction and mining or damages to the buildings or ditches during the lease term.

(ii)	Party B’s Rights and Obligations

(a)	(Party B) is free from any interfere by Party A with respect to the construction of brine ditches, buildings and brine wells and extraction of brine within the scope of the leased land.

(b)	(Party B) is responsible for the payment of taxes for the leased land.

9.	During the lease, all facilities and fixtures attached to the land shall be disposed of by Party B at its own discretion, with which Party A shall not interfere in any way.

10.
Upon expiration of the lease, if Party A continues the lease, it must enter into a renewal contract with Party B in advance; if Party B does not extend the lease, Party A may lease the land to another party.

11.	Upon execution and effectiveness of this Contract, any other contracts that are in conflict with this Contract shall be void, and this Contract shall prevail.

12.	Miscellaneous:

(i)	Any matters not addressed herein shall be formed into supplementary materials by both Parties through consultation, which materials shall have the same effect as this Contract.

(ii)	This Contract shall take effect from the date of signing hereof.

(iii)	This Contract is made in three copies, with each Party holding one and the upper-level authority holding the other, for their mutual compliance and performance.

Party A: /seal/ State-Operated Shouguang Qingshuibo Farm	Party A: /seal/ Shouguang City Haoyuan Chemical Co., Ltd.	Authority: /seal/ Yangkou Town People’s Government, Shouguang City
Representative: /s/ (illegible)	Representative: /s/ Li Min	Representative: /s/ Li Huagang
October 15, 2007

Land Lease Agreement

Party A:  Renjiazhuangzi Village, Yangkou Town Government, Shouguang City

Party B:  Shouguang City Haoyuan Chemical Co., Ltd.

In order to better strengthen the investment solicitation in Yangkou Town, on the basis of the brine deposit and distribution in this area as prospected by the Mineral Resources Bureau, and in accordance with the Contract Law of the People’s Republic of China and relevant provisions, the Parties hereto have, after friendly consultation, reached consensus on the following terms and conditions in connection with Party B’s lease of Party A’s land, pursuant to the principles of mutual benefit and development:

1.	Geographic location: within Renjiazhuangzi Village, Yangkou Town Government, Shouguang City, subject to the actual designated area

2.	Size: 8.76 square kilometers

3.	Lease term: 550 months (commencing from March 1, 2009 and ending on December 31, 2054)

4.	Lease price: RMB 8,086,749 in total

5.	Payment method: at a lump sum from the date of signing of the Contract

6.	Purpose of the lease: extracting underground brine, constructing above-ground ditches, and producing bromine, crude salt and alkali from extracted brine

7.
In the case of any requisition of the land under government policies during the lease term, Party A must give a prior notice to Party B and obtain consent from Party B, in which case all the compensations for the land, buildings affixed thereto and the brine wells shall be made to Party B, and Party A’s villagers may, before any constructions or use of water pipelines by Party B, plant crops pursuant to Party A’s uniform arrangement and approval, provided that the same shall not affect Party B’s use.

8.	Rights and Obligations

(i)	Party A’s Rights and Obligations

(a)	(Party A) has the rights to require Party B to pay the lease on time.

(b)	(Party A) has the rights to require and supervise Party B to conduct constructions and mining in a correct way.

(c)
Party A is obligated to eliminate, and liable and compensate losses for, any interference by Party A’s villagers with Party B’s normal construction and mining or damages to the buildings or ditches during the lease term.

(ii)	Party B’s Rights and Obligations

(a)	(Party B) is free from any interfere by Party A with respect to the construction of brine ditches, buildings and brine wells and extraction of brine within the scope of the leased land.

(b)	(Party B) is responsible for the payment of taxes for the leased land.

9.	During the lease, all facilities and fixtures attached to the land shall be disposed of by Party B at its own discretion, with which Party A shall not interfere in any way.

10.
Upon expiration of the lease, if Party A continues the lease, it must enter into a renewal contract with Party B in advance; if Party B does not extend the lease, Party A may lease the land to another party.

11.	Upon execution and effectiveness of this Contract, any other contracts that are in conflict with this Contract shall be void, and this Contract shall prevail.

12.	Miscellaneous:

(i)	Any matters not addressed herein shall be formed into supplementary materials by both Parties through consultation, which materials shall have the same effect as this Contract.

(ii)	This Contract shall take effect from the date of signing hereof.

(iii)	This Contract is made in three copies, with each Party holding one and the upper-level authority holding the other, for their mutual compliance and performance.

Party A: /seal/ Villagers Committee, Renjiazhuangzi Village, Yangkou Town Government, Shouguang City	Party A: /seal/ Shouguang City Haoyuan Chemical Co., Ltd.	Authority: /seal/ Yangkou Town Land Administration Office, Shouguang City
Representative: /s/ (illegible)	Representative: /s/ Miao Naihui	Representative: /s/ Li Huagang
February 25, 2009

Land Lease Agreement

Party A:  Caijiayangzi Village, Yangzi Town, Hanting District

Party B:  Shouguang City Haoyuan Chemical Co., Ltd.

In order to better respond to the policy on strengthening investment solicitation as approved by the upper-level State land resources authority and municipal government, and on the basis of the brine deposit at the 0 to 120-meter layer of the area as prospected by the Bureau of Mineral Resources and the principle of reasonable development and utilization and in accordance with the Contract Law of the People’s Republic of China and relevant provisions, the Parties hereto have, after friendly consultation, reached consensus on the following terms and conditions in connection with Party B’s lease of Party A’s land, pursuant to the principles of mutual benefit and development:

1.	Geographic location: east and west of Beihai Road, north of the new Development Area up to the point adjoining the Linjiayangzi Village and Cailinjiayangzi Village

2.	Size: 4.46 square kilometers

3.	Lease term: 570 months (commencing from January 1, 2008 and ending on July 2, 2055)

4.	Lease price: RMB 3,791,000 in total

5.	Payment method: at a lump sum from the date of signing of the Contract

6.	Purpose of the lease: extracting underground brine, constructing above-ground ditches, and producing bromine, crude salt and alkali from extracted brine

7.
In the case of any requisition of the land under government policies during the lease term, Party A must give a prior notice to Party B and obtain consent from Party B, in which case all the compensations for the land, buildings affixed thereto and the brine wells shall be made to Party B, and Party A’s villagers may, before any constructions or use of water pipelines by Party B, plant crops pursuant to Party A’s uniform arrangement and approval, provided that the same shall not affect Party B’s use.

8.	Rights and Obligations

(i)	Party A’s Rights and Obligations

(a)	(Party A) has the rights to require Party B to pay the lease on time.

(b)	(Party A) has the rights to require and supervise Party B to conduct constructions and mining in a correct way.

(c)
Party A is obligated to eliminate, and liable and compensate losses for, any interference by Party A’s villagers with Party B’s normal construction and mining or damages to the buildings or ditches during the lease term.

(ii)	Party B’s Rights and Obligations

(a)	(Party B) is free from any interfere by Party A with respect to the construction of brine ditches, buildings and brine wells and extraction of brine within the scope of the leased land.

(b)	(Party B) is responsible for the payment of taxes for the leased land.

9.	During the lease, all facilities and fixtures attached to the land shall be disposed of by Party B at its own discretion, with which Party A shall not interfere in any way.

10.
Upon expiration of the lease, if Party A continues the lease, it must enter into a renewal contract with Party B in advance; if Party B does not extend the lease, Party A may lease the land to another party.

11.	Upon execution and effectiveness of this Contract, any other contracts that are in conflict with this Contract shall be void, and this Contract shall prevail.

12.	Miscellaneous:

(i)	Any matters not addressed herein shall be formed into supplementary materials by both Parties through consultation, which materials shall have the same effect as this Contract.

(ii)	This Contract shall take effect from the date of signing hereof.

(iii)	This Contract is made in three copies, with each Party holding one and the upper-level authority holding the other, for their mutual compliance and performance.

Party A: /seal/ Villagers Committee, Caijiayangzi Village, Yangzi Town, Hanting District	Party A: /seal/ Shouguang City Haoyuan Chemical Co., Ltd.	Authority: /seal/ Yangzi Town Land Administration Office, Hanting District
Representative: /s/ Han Jun	Representative: /s/ Miao Naihui	Representative: /s/ Lin Ming
December 21, 2007

Land Lease Agreement

Party A:  Linjiayangzi Village, Yangzi Town, Hanting District

Party B:  Shouguang City Haoyuan Chemical Co., Ltd.

In order to better respond to the policy on strengthening investment solicitation as approved by the upper-level State land resources authority and municipal government, and on the basis of the brine deposit at the 0 to 120-meter layer of the area as prospected by the Bureau of Mineral Resources and the principle of reasonable development and utilization and in accordance with the Contract Law of the People’s Republic of China and relevant provisions, the Parties hereto have, after friendly consultation, reached consensus on the following terms and conditions in connection with Party B’s lease of Party A’s land, pursuant to the principles of mutual benefit and development:

1.	Geographic location: east and west of Beihai Road, south of the Nanyan District, Binhai Area up to the point adjoining the Cailinjiayangzi Village and Linjiayangzi Village

2.	Size: 6.23 square kilometers

3.	Lease term: 570 months (commencing from January 1, 2008 and ending on July 2, 2055)

4.	Lease price: RMB 5,295,500 in total

5.	Payment method: at a lump sum from the date of signing of the Contract

6.	Purpose of the lease: extracting underground brine, constructing above-ground ditches, and producing bromine, crude salt and alkali from extracted brine

7.
In the case of any requisition of the land under government policies during the lease term, Party A must give a prior notice to Party B and obtain consent from Party B, in which case all the compensations for the land, buildings affixed thereto and the brine wells shall be made to Party B, and Party A’s villagers may, before any constructions or use of water pipelines by Party B, plant crops pursuant to Party A’s uniform arrangement and approval, provided that the same shall not affect Party B’s use.

8.	Rights and Obligations

(i)	Party A’s Rights and Obligations

(a)	(Party A) has the rights to require Party B to pay the lease on time.

(b)	(Party A) has the rights to require and supervise Party B to conduct constructions and mining in a correct way.

(c)
Party A is obligated to eliminate, and liable and compensate losses for, any interference by Party A’s villagers with Party B’s normal construction and mining or damages to the buildings or ditches during the lease term.

(ii)	Party B’s Rights and Obligations

(a)	(Party B) is free from any interfere by Party A with respect to the construction of brine ditches, buildings and brine wells and extraction of brine within the scope of the leased land.

(b)	(Party B) is responsible for the payment of taxes for the leased land.

9.	During the lease, all facilities and fixtures attached to the land shall be disposed of by Party B at its own discretion, with which Party A shall not interfere in any way.

10.
Upon expiration of the lease, if Party A continues the lease, it must enter into a renewal contract with Party B in advance; if Party B does not extend the lease, Party A may lease the land to another party.

11.	Upon execution and effectiveness of this Contract, any other contracts that are in conflict with this Contract shall be void, and this Contract shall prevail.

12.	Miscellaneous:

(i)	Any matters not addressed herein shall be formed into supplementary materials by both Parties through consultation, which materials shall have the same effect as this Contract.

(ii)	This Contract shall take effect from the date of signing hereof.

(iii)	This Contract is made in three copies, with each Party holding one and the upper-level authority holding the other, for their mutual compliance and performance.

Party A: /seal/ Villagers Committee, Linjiayangzi Village, Yangzi Town, Hanting District	Party A: /seal/ Shouguang City Haoyuan Chemical Co., Ltd.	Authority: /seal/ Yangzi Town Land Administration Office, Hanting District
Representative: /s/ (illegible)	Representative: /s/ Miao Naihui	Representative: /s/ Lin Ming
December 20, 2007

Land Lease Agreement

Party A:  Renjiazhuangzi Village, Yangkou Town Government, Shouguang City

Party B:  Shouguang City Haoyuan Chemical Co., Ltd.

In order to better strengthen the investment solicitation in Yangkou Town, on the basis of the brine deposit and distribution in this area as prospected by the Mineral Resources Bureau, and in accordance with the Contract Law of the People’s Republic of China and relevant provisions, the Parties hereto have, after friendly consultation, reached consensus on the following terms and conditions in connection with Party B’s lease of Party A’s land, pursuant to the principles of mutual benefit and development:

1.	Geographic location: within Renjiazhuangzi Village, Yangkou Town, Shouguang City, subject to the actual designated area

2.	Size: 6.52 square kilometers

3.	Lease term: commencing from February 23, 2009 and ending on February 22, 2059

4.	Lease price: RMB 25,000 per square kilometer per annum, and in total, RMB 163,000, to be increased by 5% every two years

5.	Payment method: by January 31 every year from the date of signing of the contract

6.	Purpose of the lease: extracting underground brine, constructing above-ground ditches, and producing bromine, crude salt and alkali from extracted brine

7.
In the case of any requisition of the land under government policies during the lease term, Party A must give a prior notice to Party B and obtain consent from Party B, in which case all the compensations for the land, buildings affixed thereto and the brine wells shall be made to Party B, and Party A’s villagers may, before any constructions or use of water pipelines by Party B, plant crops pursuant to Party A’s uniform arrangement and approval, provided that the same shall not affect Party B’s use.

8.	Rights and Obligations

(i)	Party A’s Rights and Obligations

(a)	(Party A) has the rights to require Party B to pay the lease on time.

(b)	(Party A) has the rights to require and supervise Party B to conduct constructions and mining in a correct way.

(c)
Party A is obligated to eliminate, and liable and compensate losses for, any interference by Party A’s villagers with Party B’s normal construction and mining or damages to the buildings or ditches during the lease term.

(ii)	Party B’s Rights and Obligations

(a)	(Party B) is free from any interfere by Party A with respect to the construction of brine ditches, buildings and brine wells and extraction of brine within the scope of the leased land.

(b)	(Party B) is responsible for the payment of taxes for the leased land.

9.	During the lease, all facilities and fixtures attached to the land shall be disposed of by Party B at its own discretion, with which Party A shall not interfere in any way.

10.
Upon expiration of the lease, if Party A continues the lease, it must enter into a renewal contract with Party B in advance; if Party B does not extend the lease, Party A may lease the land to another party.

11.	Upon execution and effectiveness of this Contract, any other contracts that are in conflict with this Contract shall be void, and this Contract shall prevail.

12.	Miscellaneous:

(i)	Any matters not addressed herein shall be formed into supplementary materials by both Parties through consultation, which materials shall have the same effect as this Contract.

(ii)	This Contract shall take effect from the date of signing hereof.

(iii)	This Contract is made in three copies, with each Party holding one and the upper-level authority holding the other, for their mutual compliance and performance.

Party A: /seal/ Villagers Committee, Renjiazhuangzi Village, Yangkou Town, Shouguang City	Party A: /seal/ Shouguang City Haoyuan Chemical Co., Ltd.	Authority: /seal/ Yangkou Town Land Administration Office, Shouguang City
Representative: /s/ (illegible)	Representative: /s/ Miao Naihui	Representative: /s/ Li Huagang
February 20, 2009

Land Lease Agreement

Party A:  Beidan Village, Yingli Town, Shouguang City

Party B:  Shouguang City Haoyuan Chemical Co., Ltd.

In order to better strengthen the investment solicitation in Yingli Town, on the basis of the brine deposit and distribution in this area as prospected by the Mineral Resources Bureau, and in accordance with the Contract Law of the People’s Republic of China and relevant provisions, the Parties hereto have, after friendly consultation, reached consensus on the following terms and conditions in connection with Party B’s lease of Party A’s land, pursuant to the principles of mutual benefit and development:

1.	Geographic location: within Beidan Village, Yingli Town, Shouguang City, subject to the actual designated area

2.	Size: 11.02 square kilometers

3.	Lease term: commencing from August 20, 2009 and ending on August 19, 2059

4.	Lease price: RMB 30,000 per square kilometer per annum, and in total, RMB 330,600, to be increased by 5% every two years

5.	Payment method: as advance payment every year from the date of signing of the contract

6.	Purpose of the lease: extracting underground brine, constructing above-ground ditches, and producing bromine, crude salt and alkali from extracted brine

7.
In the case of any requisition of the land under government policies during the lease term, Party A must give a prior notice to Party B and obtain consent from Party B, in which case all the compensations for the land, buildings affixed thereto and the brine wells shall be made to Party B, and Party A’s villagers may, before any constructions or use of water pipelines by Party B, plant crops pursuant to Party A’s uniform arrangement and approval, provided that the same shall not affect Party B’s use.

8.	Rights and Obligations

(i)	Party A’s Rights and Obligations

(a)	(Party A) has the rights to require Party B to pay the lease on time.

(b)	(Party A) has the rights to require and supervise Party B to conduct constructions and mining in a correct way.

(c)
Party A is obligated to eliminate, and liable and compensate losses for, any interference by Party A’s villagers with Party B’s normal construction and mining or damages to the buildings or ditches during the lease term.

(ii)	Party B’s Rights and Obligations

(a)	(Party B) is free from any interfere by Party A with respect to the construction of brine ditches, buildings and brine wells and extraction of brine within the scope of the leased land.

(b)	(Party B) is responsible for the payment of taxes for the leased land.

9.	During the lease, all facilities and fixtures attached to the land shall be disposed of by Party B at its own discretion, with which Party A shall not interfere in any way.

10.
Upon expiration of the lease, if Party A continues the lease, it must enter into a renewal contract with Party B in advance; if Party B does not extend the lease, Party A may lease the land to another party.

11.	Upon execution and effectiveness of this Contract, any other contracts that are in conflict with this Contract shall be void, and this Contract shall prevail.

12.	Miscellaneous:

(i)	Any matters not addressed herein shall be formed into supplementary materials by both Parties through consultation, which materials shall have the same effect as this Contract.

(ii)	This Contract shall take effect from the date of signing hereof.

(iii)	This Contract is made in three copies, with each Party holding one and the upper-level authority holding the other, for their mutual compliance and performance.

Party A: /seal/ Villagers Committee, Beidan Village, Yingli Town, Shouguang City	Party A: /seal/ Shouguang City Haoyuan Chemical Co., Ltd.	Authority: /seal/ Yingli Town Land Administration Office, Shouguang City
Representative: /s/ (illegible)	Representative: /s/ Li Min	Representative: /s/ Wang Rui
August 17, 2009

Land Lease Agreement

Party A:  Dingjiazhuangzi Village, Yangkou Town, Shouguang City

Party B:  Shouguang City Haoyuan Chemical Co., Ltd.

In order to better strengthen the investment solicitation in Yingli Town, on the basis of the brine deposit and distribution in this area as prospected by the Mineral Resources Bureau, and in accordance with the Contract Law of the People’s Republic of China and relevant provisions, the Parties hereto have, after friendly consultation, reached consensus on the following terms and conditions in connection with Party B’s lease of Party A’s land, pursuant to the principles of mutual benefit and development:

1.	Geographic location: east of Yangzhuang Village (within Dingjiazhuangzi, Shouguang City), subject to the actual designated area

2.	Size: 3.07 square kilometers

3.	Lease term: commencing from June 22, 2010 and ending on June 21, 2060

4.	Lease price: RMB 60,000 per square kilometer per annum, and in total, RMB 184,200, to be increased by 5% every two years

5.	Payment method: as advance payment every year after the date of signing of the contract

6.	Purpose of the lease: extracting underground brine, constructing above-ground ditches, and producing bromine, crude salt and alkali from extracted brine

7.
In the case of any requisition of the land under government policies during the lease term, Party A must give a prior notice to Party B and obtain consent from Party B, in which case all the compensations for the land, buildings affixed thereto and the brine wells shall be made to Party B, and Party A’s villagers may, before any constructions or use of water pipelines by Party B, plant crops pursuant to Party A’s uniform arrangement and approval, provided that the same shall not affect Party B’s use.

8.	Rights and Obligations

(i)	Party A’s Rights and Obligations

(a)	(Party A) has the rights to require Party B to pay the lease on time.

(b)	(Party A) has the rights to require and supervise Party B to conduct constructions and mining in a correct way.

(c)
Party A is obligated to eliminate, and liable and compensate losses for, any interference by Party A’s villagers with Party B’s normal construction and mining or damages to the buildings or ditches during the lease term.

(ii)	Party B’s Rights and Obligations

(a)	(Party B) is free from any interfere by Party A with respect to the construction of brine ditches, buildings and brine wells and extraction of brine within the scope of the leased land.

(b)	(Party B) is responsible for the payment of taxes for the leased land.

9.	During the lease, all facilities and fixtures attached to the land shall be disposed of by Party B at its own discretion, with which Party A shall not interfere in any way.

10.
Upon expiration of the lease, if Party A continues the lease, it must enter into a renewal contract with Party B in advance; if Party B does not extend the lease, Party A may lease the land to another party.

11.	Upon execution and effectiveness of this Contract, any other contracts that are in conflict with this Contract shall be void, and this Contract shall prevail.

12.	Miscellaneous:

(i)	Any matters not addressed herein shall be formed into supplementary materials by both Parties through consultation, which materials shall have the same effect as this Contract.

(ii)	This Contract shall take effect from the date of signing hereof.

(iii)	This Contract is made in three copies, with each Party holding one and the upper-level authority holding the other, for their mutual compliance and performance.

Party A: /seal/ Villagers Committee, Dingjiazhuangzi Village, Yangkou Town, Shouguang City	Party A: /seal/ Shouguang City Haoyuan Chemical Co., Ltd.	Authority: /seal/ Yangkou Town Land Administration Office, Shouguang City
Representative: /s/ Ding Benxu	Representative: /s/ Li Min	Representative: /s/ Li Huagang
June 22, 2010